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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44287

FEB 28 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Conseco Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11825 N. Pennsylvania Street
(No. and Street)

Carmel,	Indiana	46082-1911
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Davis 317-817-3708
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name — *if individual, state last, first, middle name*)

2900 One American Square	Indianapolis	IN	46282-0002
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Jon Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conseco Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

CANDICE LOWES
Notary Public, State of Indiana
County of Marion
My Commission Expires 05/18/2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSECO SECURITIES, INC.

Financial Statements and Schedules

for the year ended December 31, 2001

CONSECO SECURITIES, INC.

Table of Contents
for the year ended December 31, 2001



PricewaterhouseCoopers LLP
2900 One American Square
Box 82002
Indianapolis IN 46282-0002
Telephone (317) 453 4100

REPORT OF INDEPENDENT ACCOUNTANTS

FEB 28 2002

To the Board of Directors
Conseco Securities, Inc.

In our opinion, the accompanying balance sheet and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Conseco Securities, Inc. (the "Company") at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 issued under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2002

CONSECO SECURITIES, INC.

Balance Sheet
December 31, 2001

Assets:	
Cash	$ 91,281
Commissions receivable	4,075,588
Other assets	63,300
Total assets	$4,230,169
Liabilities:	
Accounts payable-affiliates	$2,361,146
Accounts payable and accrued expenses	103,008
Total liabilities	2,464,154
Stockholder's equity:	
Common stock, no par value;	
1,500 shares authorized, issued and outstanding	25,000
Additional paid-in capital	934,972
Retained earnings	806,043
Total stockholder's equity	1,766,015
Total liabilities and stockholder's equity	$4,230,169

The accompanying notes are an integral part
of the financial statements.

CONSECO SECURITIES, INC.

Statement of Operations
for the year ended December 31, 2001

Revenues:	
Gross commissions	$ 28,770,465
Commissions paid	(26,371,297)
Net commission revenue	2,399,168
Affiliated fee income	96,000
Interest	70,630
Total revenues	2,565,798
Expenses:	
Administrative fees	904,732
Clearing broker-dealer service fees	950,193
Other operating expenses	1,148,696
Total expenses	3,003,621
Loss before income taxes	(437,823)
Income tax benefit	(199,164)
Net loss	$ (238,659)

The accompanying notes are an integral part of the financial statements.

CONSECO SECURITIES, INC.

Statement of Changes in Stockholder's Equity
for the year ended December 31, 2001

Common stock:	
Balance, beginning and end of year	$ 25,000
Additional paid-in capital:	
Balance, beginning and end of year	$ 934,972
Retained earnings:	
Balance, beginning of year	$ 1,044,702
Net loss	(238,659)
Balance, end of year	$ 806,043
Total stockholder's equity	$ 1,766,015

The accompanying notes are an integral part
of the financial statements.

CONSECO SECURITIES, INC.

Statement of Cash Flows
for the year ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (238,659)
Adjustments to reconcile the net loss to net cash used by operating activities:	
Changes in:	
Commissions receivable	(112,884)
Accounts receivable - affiliates	36,000
Commissions payable	(530,010)
Accounts payable-affiliates	58,416
Accounts payable and accrued expenses	(191,125)
Other	29,836
Net cash used by operating activities	(948,426)
Cash at beginning of year	1,039,707
Cash at end of year	$ 91,281

The accompanying notes are an integral part of the financial statements.

CONSECO SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Conseco Securities, Inc. (the "Company") is a wholly owned subsidiary of CIHC, Incorporated ("CIHC"). CIHC is a wholly owned subsidiary of Conseco, Inc. ("Conseco"), a financial services holding company with subsidiaries operating throughout the United States. Conseco's insurance subsidiaries develop, market and administer supplemental health insurance, annuity, individual life insurance and other insurance products. Conseco's finance subsidiaries originate, securitize and service manufactured housing, home equity, retail credit and floorplan loans. The Company was incorporated in the state of Delaware on June 24, 1991. Registration with the Securities and Exchange Commission became effective on November 15, 1991. The Company commenced operations on March 10, 1992, upon registration with the National Association of Securities Dealers, Inc. ("NASD") to sell retail mutual funds and variable annuities. Pursuant to revised agreements with the NASD: (i) effective December 15, 1993, the Company's business activities were expanded to include broker-dealer retailing of over-the-counter and listed corporate securities, mutual funds, U.S. government securities and municipal securities; and (ii) effective June 19, 2001, the Company's activities were further expanded to include trading for its own account in fixed income and municipal securities (no such transactions occurred during 2001). The Company distributes its products primarily through financial institutions.

The Company earns commissions based on the amount of retail products sold and pays commissions to representatives based on commissions earned. Commission income and expense are recorded on a trade date basis. Funds received from customers for the purchase of mutual funds are held in restricted bank accounts designated as "special cash accounts for the exclusive benefit of customers" pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") until the purchase transaction is completed, which is generally the next business day. As of December 31, 2001, there were no such funds.

The Company is not subject to the special reserve or the possession or control requirements pursuant to Rule 15c3-3 of the Act under paragraph (k)(2)(i).

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates.

2. SALE OF NET ASSETS:

Effective April 30, 2001, the Company sold net assets (consisting primarily of receivables and payables) with a net book value of $2,165,501 to an unaffiliated party (the "Buyer") pursuant

to an Asset Purchase Agreement (the "Agreement") among the Company, Conseco, certain other affiliated companies of Conseco and the Buyer. The Company received cash equal to the net book value of the net assets which were sold. In connection with the sale of the net assets, the Company entered into a Transaction Processing and Compliance Support Services Agreement (the "Service Agreement") with the Buyer. Pursuant to the Service Agreement, the Company pays a monthly fee to the Buyer equal to thirty basis points on the gross sales of the Company during such month, provided that the minimum monthly fee shall not be less than $40,000. The Buyer is to remit to the Company each month the commissions and other income collected by the Buyer on the Company's behalf, less the monthly fee due and certain other expenses incurred by the Buyer on behalf of the Company as defined in the Service Agreement. The Service Agreement automatically renews annually on April 30 of each year. The Service Agreement may be terminated by either party upon not less than 120 days' prior written notice to the other party. Total fees incurred under the Service Agreement in 2001 totaled $346,557.

3. **NET CAPITAL REQUIREMENTS:**

Pursuant to the Securities and Exchange Commission net capital rule, Rule 15c3-1(a)(2)(iii), the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2001 net capital, was $1,535,728 or $1,371,451 greater than the minimum requirement.

4. **TRANSACTION WITH AFFILIATES:**

The Company operates without direct employees through management and administrative agreements with subsidiaries of Conseco. In the accompanying statement of operations, the caption "Administrative fees" represents all expenses incurred under the agreements in 2001.

In addition, the Company provides certain commission processing services for a subsidiary of Conseco. The Company recognized income of $96,000 in 2001 for providing such services.

5. **INCOME TAXES:**

Pursuant to a tax sharing agreement with Conseco, the Company is included in Conseco's consolidated federal income tax return. Under the agreement, the Company calculates its federal taxes as if it were a separate filing company. The Company has recorded net payables totaling $171,723 for federal and state income taxes. Such amount is included in the accompanying balance sheet under the caption "Accounts payable-affiliates." The Company paid state income

taxes of $87,508 in 2001. The Company's effective income tax rate differs from the applicable federal statutory rate primarily due to the state tax benefit of $70,656.

6. **SIGNIFICANT CUSTOMERS:**

For the year ended December 31, 2001, the Company earned 59 percent of its commission revenues from products sold through one financial institution. Subsequent to the sale of net assets as described in note 2, the Company no longer sells products through this financial institution.

7. **CONTINGENCIES:**

In the normal course of its business, the Company is contingently liable to its clearing broker for cash payment requirements of customer securities transactions and the failure of delivery of securities sold by a customer.

Schedule 1

CONSECO SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2001

Net capital:	
Total stockholder's equity from balance sheet	$1,766,015
Fidelity bond deduction	(230,287)
Net capital	$1,535,728
Aggregate indebtedness	$2,464,154
6-2/3% of aggregate indebtedness	$ 164,277
Excess capital and ratio of aggregate indebtedness to net capital:	
Net capital	$1,535,728
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $100,000)	164,277
Net capital in excess of required amount	$1,371,451
Ratio of aggregate indebtedness to net capital	1.60 to 1
Net capital per the Company's unaudited part IIA of Focus Report	$1,496,394
Adjustments:	
Decrease in other deductions	(317)
Increase in accrued expenses	(100,000)
Decrease in income tax expense	139,651
Net capital per the audited computation of net capital under rule 15c3-1	$1,535,728
Aggregate indebtedness per the Company's unaudited Part IIA of Focus Report	$2,503,805
Adjustments:	
Decrease in accounts payable - affiliates	(139,651)
Increase in accrued expenses	100,000
Aggregate indebtedness per the audited computation of aggregate indebtedness under Rule 15c3-1	$2,464,154

Schedule 2

CONSECO SECURITIES, INC.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The Company is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934.

Schedule 3

CONSECO SECURITIES, INC.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001


FEB 28 2002

The Company is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i).



PricewaterhouseCoopers LLP
2900 One American Square
Box 82002
Indianapolis IN 46282-0002
Telephone (317) 453 4100

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Conseco Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Conseco Securities, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2002